Exhibit 12
Ally Financial Inc.

Ratio of Earnings to Fixed Charges

	Three months ended March 31,	Year ended December 31,
($ in millions)	2012 (a)	2011 (a)	2010 (a)	2009 (a)	2008 (a)	2007 (a)
Earnings
Consolidated net income (loss) from continuing operations	302	(112)	986	(6,983)	4,863	(1,950)
Income tax expense (benefit) from continuing operations	64	179	153	74	(150)	477
Equity-method investee distribution	—	—	—	—	111	65
Equity-method investee (earnings) losses	(29)	(87)	(57)	(10)	533	5
Minority interest expense	—	1	1	1	1	2
Consolidated income (loss) from continuing operations before income taxes, minority interest, and income or loss from equity investees	337	(19)	1,083	(6,918)	5,358	(1,401)
Fixed charges	1,419	6,298	6,743	7,017	10,041	13,592
Earnings available for fixed charges	1,756	6,279	7,826	99	15,399	12,191
Fixed charges
Interest, discount, and issuance expense on debt	1,411	6,266	6,712	6,984	9,991	13,533
Portion of rentals representative of the interest factor	8	32	31	33	50	59
Total fixed charges	1,419	6,298	6,743	7,017	10,041	13,592
Preferred dividend requirements (b)	243	763	2,149	1,224	—	192
Total fixed charges and preferred dividend requirements	1,662	7,061	8,892	8,241	10,041	13,784
Ratio of earning to fixed charges (c)	1.24	0.99	1.16	0.01	1.53	0.90
Ratio of earnings to fixed charges and preferred dividend requirements (d)	1.06	0.89	0.88	0.01	1.53	0.88

(a)
During 2011, 2010, and 2009, we committed to sell certain operations of our International Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group. We report these businesses separately as discontinued operations in the Condensed Consolidated Financial Statements. Refer to Note 2 to the Condensed Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(b)	Amount for 2010 includes a $616 million reduction to retained earnings (accumulated deficit) related to a conversion of preferred stock and related amendment that occurred on December 30, 2010.

(c)
The ratio indicates a less than one-to-one coverage for the years ended December 31, 2011, 2009, and 2007. Earnings for the years ended December 31, 2011, 2009, and 2007 were inadequate to cover fixed charges. The deficient amounts for the ratio were $19 million, $6,918 million, and $1,401 million for the years ended December 31, 2011, 2009, and 2007, respectively.

(d)
The ratio indicates a less than one-to-one coverage for the years ended December 31, 2011, 2010, 2009, and 2007. Earnings for the years ended December 31, 2011, 2010, 2009, and 2007 were inadequate to cover total fixed charges and preferred dividend requirements. The deficient amounts for the ratio were $782 million, $1,066 million, $8,142 million, and $1,593 million for the years ended December 31, 2011, 2010, 2009, and 2007, respectively.